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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459
                     ---------------------------------------


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                November 8, 2002
                     ---------------------------------------


                          Telefonica de Argentina S.A.
             (Exact name of registrant as specified in its charter)

                          Telefonica of Argentina Inc.
                          ----------------------------
                 (Translation of registrant's name into English)


                              Tucuman 1, 18th Floor
                          1049 Buenos Aires, Argentina
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X   Form 40-F
                                       ----            ----

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                Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission

      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes           No  X
                                  ----         ---


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  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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                          Telefonica de Argentina S.A.

                                TABLE OF CONTENTS


     Item
     -----

       1. Free Translation of letter to the Buenos Aires Stock Exchange, dated November 5, 2002, regarding interest payment for 11.875% Notes.

       2 Free Translation of letter to the Buenos Aires Stock Exchange, dated November 5, 2002, regarding interest payment for 9.125% Series1 Notes.

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                                                                           ITEM

FREE TRANSLATION

                                                  Buenos Aires, November 5, 2002

Buenos Aires Stock Exchange
Present

Re.: Interest Payment Notice
---
Dear Sirs:

     I am addressing you on behalf of Telefonica de Argentina S.A., domiciled at Tucuman 1, 18th floor, in compliance with current regulations I hereby inform you of the payment of interest corresponding to the company's issuance of US $300,000,000 Notes (Obligaciones Negociables) due in 2004.

11.875% Notes (Obligaciones Negociables) for US $300,000,000 due 2004

a)   Domicile where the payment will take place:
     Paying Agent:  Deutsche Bank, 648 Grassmere Park Road,
     Nashville, Tennessee, 37211.

b)   Hours in which the payment will take place: Bank hours

c)   Payment date: November 1, 2002

d)   Rate to be paid: 5.9375% (Amount of interest to be paid US$17,812,500)

e) Time period to which the payment corresponds: Time period beginning on May 1, 2002 and ending on October 31, 2002.

                                                                       Regards.

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                                                                         ITEM 2

FREE TRANSLATION

                                                 Buenos Aires, November 5, 2002

Buenos Aires Stock Exchange
Present

Re.: Interest Payment Notice
---
Dear Sirs:

     I am addressing you on behalf of Telefonica de Argentina S.A., domiciled at Tucuman 1, 18th floor, in compliance with current regulations I hereby inform you of the payment of interest corresponding to the company's issuance of US $368,500,000 Series 1 Notes (Obligaciones Negociables) due in 2008.

9.125% Series 1 Notes (Obligaciones Negociables) for US $368,500,000 due 2008

a)   Domicile where the payment will take place:
     CO-Registrar and Paying Agent: The Bank of New York, 101 Barclay Street, New York, 10286

b)   Hours in which the payment will take place: Bank hours

c)   Payment date: November 7, 2002

d)   Rate to be paid: 4.5625% (Amount of interest to be paid US$16,812,813)

e) Time period to which the payment corresponds: Time period beginning on May 7, 2002 and ending on November 6, 2002.

                                                                       Regards.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Telefonica de Argentina S.A.

Date:      November 8, 2002              By: /s/ Fernando Raul Borio
                                            ------------------------------------
                                             Name:  Fernando Raul Borio
                                             Title: General Secretary